SECUR 11017001

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED
FEB 2 5 2011
WASH., DC 200

8-67863

SEC FILE NUMBER
8-026807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galt Financial Group Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID NO.

2815 Townsgate Road, Suite 100
(No. and Street)

Westlake Village	California	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Hill — (805) 449-1132
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP.
(Name - if individual, state last, first, middle name)

5 W 37th st, 9th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, **Benjamin Hill,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Galt Financial Group Inc.** as of **December 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

JULIE M. CICHON
Commission # 1810082
Notary Public - California
Ventura County
My Comm. Expires Aug 18, 2012

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

RBSM LLP
Accountants & Advisors

5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Galt Financial Group, Inc.
Westlake Village, California

We have audited the accompanying statement of financial condition of Galt Financial Group, Inc. (a subchapter S corporation) as of December 31, 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Galt Financial Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in related to the basic financial statements taken as a whole.

RBSM LLP

RBSM, LLP
New York, New York
February 24, 2011

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	20,181
Securities, owned at fair value		58,287
TOTAL ASSETS	$	78,468

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and other liabilities	$	3,068
TOTAL LIABILITIES		3,068
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value; 50,000,000 shares authorized 100,000 shares issued and outstanding		1,000
Additional paid-in capital		19,625
Retained Earnings		54,775
TOTAL STOCKHOLDERS' EQUITY		75,400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	78,468

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC
(a subchapter S corporation)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

REVENUES	
Placement agent fees	$ 156,390
Commissions	219,252
Unrealized loss on securities owned at fair value	(27,694)
TOTAL REVENUES	347,948
OPERATING EXPENSES	
Professional fees	53,121
Employee compensation and benefits	209,380
Other operating expenses	25,178
TOTAL OPERATING EXPENSES	287,679
NET INCOME BEFORE INCOME TAXES	60,269
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 60,269

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock		Additional paid-in-capital	Accumulated Defecit	Total
	Shares	Amount			
BALANCE - January 1, 2010	100,000	$ 1,000	$ 19,625	$ (5,494)	$ 15,131
Net income	-	$ -	$ -	$ 60,269	$ 60,269
BALANCE - December 31, 2010	100,000	$ 1,000	$ 19,625	$ 54,775	$ 75,400

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	60,269
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Securities, owned at fair value		(58,287)
Accounts payable and other liabilities		(12,244)
TOTAL ADJUSTMENTS		(12,244)
NET CASH USED IN OPERATING ACTIVITIES		(10,262)
CASH FLOWS USED IN INVESTING ACTIVITIES		--
CASH FLOWS USED IN FINANCING ACTIVITIES		--
NET DECREASE IN CASH		(10,262)
CASH- Beginning of year		30,443
CASH- End of year	$	20,181

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during year:		
Interest	$	-
Income taxes	$	51

(the accompanying notes are an integral part of these financial statements)

GALT FINANCIAL GROUP, INC.
(a subchapter S corporation)
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2010

NOTE 1 -Organization

Galt Financial Group, Inc. (the "Company") is a California corporation incorporated on May 26, 2007. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on September 29, 2008. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is allowed to engage in the following types of business: (1) mutual fund retailer, (2) broker or dealer selling variable life insurance or annuities, (3) broker or dealer selling tax shelters or limited partnerships in primary distributions, (4) real estate investment trusts, (5) private placements of securities. The company derives revenue primarily from the sale of mutual funds, variable life insurance and annuities and investment banking fees earned through the placement of securities.

The Company is a wholly-owned subsidiary of HSH Financial, Inc. ("Parent")

NOTE 2 -Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

S-Corp election
The Company, with the consent of its Stockholder, has elected to be a qualified subchapter S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date.

The Company generally acts as an agent in executing customer orders to buy or sell securities, primarily mutual funds, in which it does not make a market, and charges commissions based on the services the Company provides to its customers.

The Company also acts as placement agent for private placements for publically traded companies. The Company earns placement agent fees in cash and equity instruments

Non-marketable securities are valued at fair value as determined by management.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
FASB requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statement of financial position for current assets and current liabilities qualifying as financial instruments approximate fair value because of their short maturities.

On July 1, 2008, the Company adopted the provisions of Accounting Standard Codification ("ASC") Topic 820, which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. The Company's adoption of ASC 820 did not have a material impact on its financial statements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the

fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation

methods that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. The Company has categorized its financial assets and liabilities measured at fair value into a three level hierarchy in accordance with ASC 820.

Securities, owned at fair value

Securities owned consist of warrants received as compensation for private placements. These securities are recorded at their fair value in accordance with FASB ASC Topic 820.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties. 57% of the Company's revenues are from two fund family groups and 45% of the Company's revenues is from placement agent fees.

NOTE 2 –Recent Accounting Pronouncements

In January 2010, the FASB issued FASB ASU 2010-06, "*Improving Disclosures about Fair Value Measurements*", which clarifies certain existing disclosure requirements in ASC 820 as well as requires disclosures related to significant transfers between each level and additional information about Level 3 activity. FASB ASU 2010-06 begins phasing in the first fiscal period after December 15, 2009. The Company has assessed the impact on its results of operations and financial condition and will update it's disclosures accordingly.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the AICPA are not believed to have a material impact on the Company's present or future financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an expense sharing agreement with the Wealth Enhancement & Preservation, Inc. ("WEP"), a subsidiary of the company's common parent, effective January 1, 2009. The terms of this agreement stipulate that WEP provides for certain general overhead expenses and other specific business expenses. Most of the overhead expenses incurred are paid by WEP and reimbursed by the Company by a monthly payment of $500. Overhead expenses, as defined by the agreement, shall include rent, personnel, and various other operating costs incurred in the ordinary course of business. During the year ended December 31, 2010, $6,000 was reimbursed to WEP which was recorded for various administrative duties.

NOTE 4 –Fair Value Measurements

The financial assets of the Company measured at fair value on a recurring basis are cash. The Company's cash equivalents is generally classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1: quoted prices in active markets for identical securities;

Level 2: other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.; and

Level 3: significant unobservable inputs, including our own assumptions in determining fair value.

Following are the disclosures related to our financial assets as of December 31, 2010, pursuant to ASC 820:

	Level 1	Level 2	Level 3	Assets at fair value
Securities	$ -	$ 58,287	$ -	$ 58,287
Total	$ -	$ 58,287	$ -	$ 58,287

NOTE 5 -Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 8 to 1.

As of December 31, 2010, the Company's net capital exceeded the requirement by approximately $12,113. The Company's net capital ratio was 0.18 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 –Subsequent Events

In accordance with FASB ASC 855 "Subsequent Events", the Company has evaluated subsequent events through the date of the report (February 24, 2011)

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL	
Common Stock	1,000
Additional-paid-in capital	19,625
Retained Earning	54,775
Total stockholders' equity	75,400
Deductions and/or charges:	
Non-allowable assets: Securities	58,287
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	17,113
Haircuts of securities	
Trading and investment securities:	
Other securities	-
	-
NET CAPITAL	17,113
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess net capital	12,113
Excess net capital at 1000%	11,113
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable and accrues expenses	3,068
TOTAL AGGREGATE INDEBTEDNESS	3,068
Ratio: aggregate indebtedness to net capital	0.18 to 1

GALT FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

RECONCILATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17a-5 as of December 31, 2010)

No material differences exist between the above computation and the computation on the unaudited focus pursuant to Rule 17a-5.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended December 31, 2009, the Company was in compliance with the conditions of exemption.

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to the possession or control requirements is not applicable to Galt Financial Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

GALT FINANCIAL GROUP, INC.

(a subchapter S corporation)

Independent Auditors' Report on Internal Accounting Control

SIPC Supplemental Report

For the Year Ended December 31, 2010

RBSM LLP
Accountants & Advisors

5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Galt Financial Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Galt Financial Group, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tested of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers for perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control .was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify all deficiencies in internal control that might be material weaknesses. We did identify a control deficiency related to segregation of duties (related to the limited resources and number of employees in the accounting function), but noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a significant deficiency as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considerably by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP.
New York, New York
February 24, 2011

RBSM LLP
Accountants & Advisors

5 West 37th Street
9th Floor
New York, NY 10018
212.868.3669
212.868.3498/Fax

SIPC SUPPLEMENTAL REPORT

The Board of Directors
Galt Financial Group, Inc.
Westlake Village, California

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SPIC) for the year ended December 31, 2010, which were agreed to by Galt Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you in evaluating Galt Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Galt Financial Group, Inc.'s management is responsible for the Galt Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

RBSM, LLP
New York, New York
February 24, 2011